101 Courageous Drive League City, Texas 77573 Phone: (281) 538-6000 Toll Free: (800) 628-3910 Fax: (281) 538-4730 www.eaglebroadband.com

May 11, 2007

Via EDGAR and facsimile (202) 772-9205

Mr. William Bennett

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3720

Washington, D.C. 20549

Re:

Eagle Broadband, Inc. (the “Company” or “Eagle”)

Registration Statement on Form S-1

File No.: 333-142009

Filed April 10, 2007

Amended April 23, 2007 and April 24, 2007

Dear Mr. Bennett:

The following are our responses to your comment letter dated May 10, 2007.  Our responses are numbered to correspond with the numbered paragraphs included in your comment letter.

General

1.

According to the records of the Company’s transfer agent, Registrar & Transfer Co., as of May 9, 2007, Eagle had 29,424,095 shares of common stock outstanding.  The number of shares owned by the Company’s officers and directors as of May 9, 2007, was 1,158,800.  The number of shares classified as restricted securities under Rule 144 held by various shareholders as of May 9, 2007, was 3,190,071.

Thus, as of May 9, 2007, the Company had a public float of 25,075,224 shares.  The Company is registering 2,800,000 shares on behalf of Brittany Capital Management Limited under this registration statement, and recently registered the resale of 4,200,000 shares on behalf of Brittany, for a total of 7,000,000 shares over the past six months, which represents 27.9% of the Company’s public float.

Given the foregoing, the Company feels the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

If you have any questions regarding the foregoing, please call me at (281) 538-6014.

Very truly yours,

/s/ Jeff Adams

Jeff Adams
Corporate Counsel